UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) September 13 , 2019

Aureus, Inc.

(Exact name of issuer as specified in its charter)

Nevada

State or other jurisdiction of incorporation or organization

47-18936989

(I.R.S. Employer Identification No.)

170 Peachtree Street, Suite 1200 , Atlanta, Georgia 30309.

(Full mailing address of principal executive offices)

404-805-6044

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 4. Changes in Issuer’s Certifying Accountant

Aureus, Inc. has engaged a new independent accountant has been engaged as either the principal accountant to audit the issuer’s financial statements. The Company has egaged Fruci & Associates to audit the balance sheets of the Company as of October 31, 2018, 2017, and 2016, and the related statements of operations, changes in stockholders' equity (deficit), cash flows, and the related notes (collectively referred to as the financial statements) for the years then ended.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Aureus, Inc.

By (Signature and Title)	/s/ Everett Dickson
Everett Dickson, Chief Executive Officer

Date September , 2019

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